Exhibit 21.1

Legal Name	State of Incorporation

MasterCraft Boat Company, LLC	Delaware

MasterCraft Services, Inc.	Tennessee

MCBC Hydra Boats, LLC	Tennessee

MasterCraft Parts Limited	The United Kingdom

MasterCraft International Sales Administration, Inc.	Delaware